Filing pursuant to Rule 425 under the

Securities Act of 1933, as amended

Deemed filed under Rule 14a-12 under the

Securities Exchange Act of 1934, as amended

Filer: dMY Technology Group, Inc. III

Subject Company: dMY Technology Group, Inc. III

Filer’s Commission File Number: 1-39694

Date: September 22, 2021

IonQ Highlights Results, Achievements since First Quarter 2021

Demonstrates Path for Continued Quantum Industry Leadership

College Park, MD – September 22, 2021—IonQ, Inc. (“IonQ” or the “Company”), a leader in quantum computing, today provides an update on significant progress in its technological and commercialization efforts since the announcement of its transaction with dMY Technology Group Inc. III (NYSE: DMYI) in March. Over the past six months, IonQ has demonstrated technology that is expected to allow the Company to significantly scale the power of its quantum computers, has expanded its footprint to all major cloud providers and major quantum developer languages, has launched major commercial partnerships with partners like Accenture, Softbank and the University of Maryland, and has tripled its bookings expectations for 2021. IonQ is now many steps closer to realizing its vision of solving the world’s most complex problems, transforming business, society and the planet for the better. The Company will be hosting a conference call to discuss these updates; register here or on the dMY III Investor Relations website to attend.

Business Highlights

IonQ’s previously announced hardware achievements enable the continued scaling of its trapped ion quantum computers, including:

•	The industry’s first Reconfigurable Multicore Quantum Architecture (RMQA) technology, which allows greatly increased qubit count and power of IonQ’s quantum computers.

•	Evaporated Glass Traps (EGTs), a new, IonQ-designed chipset that affords greater control of individual qubits in a quantum computer, paving the way for larger quantum computing cores.

•	First customers running on IonQ’s latest hardware.

•	IonQ’s quantum computers now run thousands of quantum jobs routinely for customers via the cloud each week.

The Company has also partnered with several cornerstone financial institutions to demonstrate applications of quantum machine learning in that industry, including:

•

A collaboration with the Fidelity Center for Applied Technology (FCAT) to demonstrate how quantum computers can be used for financial modeling. New quantum machine learning techniques were developed for this purpose that completed training with up to 1,000 times fewer iterations than their classical counterparts, and were able to predict rare “Black Swan” events that equivalent classical models missed.

•

A joint research project with Goldman Sachs and QCWare demonstrating the viability of running new algorithms developed by QCWare and Goldman Sachs which can be utilized to speed up Monte Carlo simulations.

IonQ has broadened its footprint by making IonQ computers available on every major cloud platform in the market. Additionally, it is the only quantum computing hardware provider supported by every major quantum software developer tool kit (SDK) in the industry, further establishing IonQ’s credentials as a leading provider of quantum computing. The Company recently announced:

•

Availability of IonQ quantum computers on the Google Cloud Marketplace, making IonQ the first quantum computing hardware provider on the Google platform, and the only quantum compute supplier available on all three major cloud providers, including Microsoft (Azure) and Amazon Web Services (AWS).

•

Integration with IBM’s Qiskit, making the power of IonQ quantum computers available to over 275,000 quantum developers using Qiskit’s open-source quantum SDK, lowering barriers to entry for IonQ’s platform.

•	Integration of IonQ’s quantum computers with Google Cirq, a leading open-source quantum SDK designed to expand access to quantum computing to a broad audience.

•

The launch of the second cohort of the IonQ Research Credits Program to provide teams and individuals from qualified academic institutions with free credits to build novel quantum algorithms on IonQ’s cutting-edge hardware. The opening of the second cohort comes on the tail of overwhelming demand in the first cohort of IonQ’s Research Credits Program this June.

IonQ has also announced considerable progress on commercial efforts, including:

•	Strategic partnership with Accenture (NYSE: ACN), developing a joint commercial framework to accelerate quantum computing business applications globally and across all industries.

•	Partnership with Softbank to jointly deploy quantum-first solutions into the largest enterprises across the globe, including Softbank’s portfolio companies.

•	Commercial deal with the University of Maryland as part of the University’s $20M quantum computing initiative to create the National Quantum Lab at Maryland (Q-Lab).

•	Update that the Company is on track to significantly exceed its previously announced 2021 bookings target of $5 million dollars, and is now projected to end the year at $15M.

Additionally, the Company announced four critical hires, including Tom Jones as Chief People Officer, who brings decades of human resources and talent development experience from Blue Origin, Microsoft and Honeywell.

Second Quarter Financial Results

Recognized revenue for the second quarter of 2021 was $0.1 million compared to zero for the comparable period in 2020. Research and development (“R&D”) expenses were $5.5 million for the second quarter of 2021 compared to $2.7 million for the comparable period in 2020, reflecting an increased pace of development as the Company continues to hire and fund research essential to executing on its technology roadmap.

IonQ continues to see increases in its general and administrative expenses (“G&A”) and sales and marketing expenses as those teams continue to grow rapidly. G&A for the second quarter of 2021 was $2.9 million, versus $0.6 million in the comparable prior year period, and sales and marketing was $0.9 million for the quarter, versus $0.1 million for the comparable prior year period. The Company expects these trends to continue due to costs associated with operating as a public company, developing the world’s most powerful quantum workforce, and rapidly scaling IonQ as the quantum market unfolds. Net loss for the second quarter of 2021 was $10.0 million, or $1.53 per share, compared to a net loss of $3.7 million, or $0.68 per share, for the comparable period in 2020.

Cash and cash equivalents decreased from $36.1 million dollars at December 31, 2020 to $27.7 million at June 30, 2021.

Pending Transaction with dMY III

On March 8, 2021, IonQ entered into a definitive merger agreement with dMY Technology Group, Inc. III (“dMY III”) (NYSE: DMYI). As a result of this transaction, the Company expects to add approximately $580 million to the balance sheet, net of transaction fees and assuming no stockholder redemptions, which will be used to fuel future growth and further technological innovations.

The Special Meeting to approve the pending business combination is scheduled to be held on Tuesday, September 28, 2021 at 12 PM Eastern time. The Special Meeting will be completely virtual and conducted via live webcast. Holders of dMY III shares of common stock at the close of business on the record date of August 16, 2021 are entitled to notice of the virtual Special Meeting and to vote at the Special Meeting. If the proposals at the Special Meeting are approved, the parties anticipate that the business combination will close shortly thereafter, subject to the satisfaction or waiver (as applicable) of all other closing conditions. dMY III stockholders who need assistance voting or have questions regarding the Special Meeting may contact dMY III’s proxy solicitor, Morrow Sodali, by telephone at 800-662-5200 or by email at dmyi.info@investor.morrowsodali.com.

About IonQ

IonQ, Inc. is a leader in quantum computing, with a proven track record of innovation and deployment. IonQ’s next-generation quantum computer is the world’s most powerful trapped-ion quantum computer, and IonQ has defined what it believes is the best path forward to scale. IonQ is the only company with its quantum systems available through the cloud on Amazon Braket, Microsoft Azure, and Google Cloud, as well as through direct API access. IonQ was founded in 2015 by Christopher Monroe and Jungsang Kim based on 25 years of pioneering research. To learn more, visit www.ionq.com.

About dMY Technology Group, Inc. III

dMY III is a special purpose acquisition company founded by Harry L. You and Niccolo de Masi for the purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses or assets.

Important Information About the Merger and Where to Find It

This communication may be deemed solicitation material in respect of the proposed business combination between dMY III and IonQ (the “Business Combination”). The Business Combination has been submitted to the stockholders of dMY III and IonQ for their approval. In connection with the vote of dMY’s stockholders, dMY III Technology Group, Inc. III has filed relevant materials with the SEC, including a registration statement on Form S-4, which includes a proxy statement/prospectus. This communication does not contain all the information that should be considered concerning the proposed Business Combination and the other matters to be voted upon at the annual meeting and is not intended to provide the basis for any investment decision or any other decision in respect of such matters. dMY III’s stockholders and other interested parties are urged to read the definitive proxy statement, dated August 12, 2021, and any other relevant documents that are filed or furnished or will be filed or will be furnished with the SEC carefully and in their entirety in connection with dMY III’s solicitation of proxies for the special meeting to be held to approve the Business Combination and other related matters, as these materials will contain important information about IonQ and dMY III and the proposed Business Combination. On or about August 12, 2021, dMY III mailed the definitive proxy statement/prospectus and a proxy card to each stockholder entitled to vote at the special meeting relating to the transaction. Such stockholders are also be able to obtain copies of these materials, without charge, at the SEC’s website at http://www.sec.gov, at dMY III’s website at https://www.dmytechnology.com/ or by written request to dMY Technology Group, Inc. III, 11100 Santa Monica Blvd., Suite 2000, Los Angeles, CA 90025.

Forward-Looking Statements

This press release contains certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These statements may be made directly in this communication. Some of the forward-looking statements can be identified by the use of forward-looking words. Statements that are not historical in nature, including the words “anticipate,” “expect,” “suggests,” “plan,” “believe,” “intend,” “estimates,” “targets,” “projects,” “should,” “could,” “would,” “may,” “will,” “forecast” and other similar expressions are intended to identify forward-looking statements. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this press release, including but not limited to: (i) the risk that the transaction may not be completed in a timely manner or at all, which may adversely affect the price of dMY’s securities; (ii) the risk that the transaction may not be completed by dMY’s business combination deadline and the potential failure to obtain an extension of the business combination deadline if sought by dMY; (iii) the failure to satisfy the conditions to the consummation of the transaction, including the approval of the merger agreement by the stockholders of dMY, the satisfaction of the minimum trust account amount following any redemptions by dMY’s public stockholders and the receipt of certain governmental and regulatory approvals; (iv) the lack of a third-party valuation in determining whether or not to pursue the proposed transaction; (v) the inability to complete the PIPE transaction; (vi) the occurrence of any event, change or other circumstance that could give rise to the termination of the merger agreement; (vii) the effect of the announcement or pendency of the transaction on IonQ’s business relationships, operating results and business generally; (viii) risks that the proposed transaction disrupts current plans and operations of IonQ; (ix) the outcome of any legal proceedings that may be instituted against IonQ or against dMY related to the merger agreement or the proposed transaction; (x) the ability to maintain the listing of dMY’s securities on a national securities exchange; (xi) changes in the competitive industries in which IonQ operates, variations in operating performance across competitors, changes in laws and regulations affecting IonQ’s business and changes in the combined capital structure; (xii) the ability to implement business plans, forecasts and other expectations after the completion of the proposed transaction, and identify and realize additional opportunities; (xiii) the risk of downturns in the market and the technology industry including, but not limited to, as a result of the COVID-19 pandemic; and (xiv) costs related to the transaction and the failure to realize anticipated benefits of the transaction or to realize estimated pro forma results and underlying assumptions, including with respect to estimated stockholder redemptions. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of the registration statement on Form S-4 and other documents filed by dMY from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and dMY and IonQ assume no obligation and do not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. Neither dMY nor IonQ gives any assurance that either dMY or IonQ, or the combined company, will achieve its expectations.

No Offer or Solicitation

This communication is for informational purposes only and does not constitute an offer or invitation for the sale or purchase of securities, assets or the business described herein or a commitment to dMY III or IonQ with respect to any of the foregoing, and this communication shall not form the basis of any contract, nor is it a solicitation of any vote, consent, or approval in any jurisdiction pursuant to or in connection with the Business Combination or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law.

Participants in Solicitation

dMY III and IonQ, and their respective directors and executive officers, may be deemed participants in the solicitation of proxies of dMY III’s stockholders in respect of the Business Combination. Information about the directors and executive officers of dMY III is set forth in dMY III’s filings with the SEC. Information about the directors and executive officers of IonQ and more detailed information regarding the identity of all potential participants, and their direct and indirect interests by security holdings or otherwise, are set forth in the definitive proxy statement/prospectus for the Business Combination. Additional information regarding the identity of all potential participants in the solicitation of proxies to dMY III’s stockholders in connection with the proposed Business Combination and other matters to be voted upon at the special meeting, and their direct and indirect interests, by security holdings or otherwise, are included in the definitive proxy statement/prospectus.

lonQ, Inc.

Condensed Balance Sheets

(unaudited)

(in thousands)

	June 30,	December 31,
	2021	2020
Assets:
Current assets:
Cash and cash equivalents	$27,692	$36,120
Accounts receivable	420	390
Prepaid expenses and other current assets	4,853	2,069

Total current assets	32,965	38,579
Property and equipment, net	15,558	11,988
Operating lease — right of use assets	4,164	4,296
Intangible assets, net	5,110	2,687
Other noncurrent assets	2,596	2,928

Total Assets	$60,393	$60,478

Liabilities, Convertible Redeemable Preferred Stock and Warrants, and Stockholders’ Deficit
Current liabilities:
Accounts payable	$4,635	$538
Accrued expenses	1,688	608
Current portion of operating lease liabilities	559	495
Unearned revenue	100	240
Current portion of stock option early exercise liabilities	1,525	—

Total current liabilities	8,507	1,881
Operating lease liabilities, net of current portion	3,716	3,776
Unearned revenue, net of current portion	1,533	1,118
Stock option early exercise liabilities, net of current portion	3,228	—

Total liabilities	$16,984	$6,775
Convertible Redeemable Preferred Stock and Warrants:
Series A convertible redeemable preferred stock	1,925	1,925
Series B convertible redeemable preferred stock	21,111	21,111
Series B-1 convertible redeemable preferred stock	61,367	61,867
Warrants for Series B-1 convertible redeemable preferred stock	566	566
Stockholders’ Deficit:
Common stock	1	1
Additional paid-in capital	14,865	7,838
Accumulated deficit	(56,926)	(39,605)

Total stockholders’ deficit	(42,060)	(31,766)

Total Liabilities, Convertible Redeemable Preferred Stock, Warrants and Stockholders’ Deficit	$60,393	$60,478

IonQ, Inc.

Condensed Statements of Operations and Comprehensive Loss

(unaudited)

(in thousands, except share and per share data)

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2021	2020	2021	2020
Revenue	$93	$—	$218	$—
Costs and expenses:
Cost of revenue (excluding depreciation and amortization)	327	—	508	—
Research and development	5,477	2,696	9,131	5,304
Sales and marketing	871	101	1,098	182
General and administrative	2,904	609	5,860	1,113
Depreciation and amortization	502	340	947	623

Total operating costs and expenses	10,081	3,746	17,544	7,222

Loss from operations	(9,988)	(3,746)	(17,326)	(7,222)
Other income	2	79	5	294

Loss before benefit for income taxes	(9,986)	(3,667)	(17,321)	(6,928)
Benefit for income taxes	—	—	—	—

Net loss and comprehensive loss	$(9,986)	$(3,667)	$(17,321)	$(6,928)

Net loss per share attributable to common stockholders—basic and diluted	$(1.53)	$(0.68)	$(2.68)	$(1.31)
Weighted average shares used in computing net loss per share attributable to common stockholders—basis and diluted	6,535,917	5,389,336	6,471,023	5,288,692

lonQ, Inc.

Condensed Statements of Cash Flows

(unaudited)

(in thousands)

	Six Months Ended June 30,
	2021	2020
Cash flows from operating activities:
Net loss	$(17,321)	$(6,928)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	947	623
Non-cash research and development arrangements	1,001	—
Amortization of warrant	125	—
Stock-based compensation	3,874	500
Non-cash operating lease expense	122	32
Changes in operating assets and liabilities:
Accounts receivable	(30)	92
Prepaid expenses and other current assets	(2,710)	(435)
Other noncurrent assets	(53)	—
Accounts payable	3,025	(155)
Accrued expenses	913	(86)
Operating lease liabilities	11	3
Unearned revenue	275	375

Net cash used in operating activities	(9,821)	(5,979)
Cash flows from investing activities:
Purchases of property and equipment	(2,997)	(6,126)
Capitalized software development costs	(764)	(526)
Intangible asset acquisition costs	(241)	(140)
Proceeds from disposal of assets	3	1

Net cash used in investing activities	(3,999)	(6,791)
Cash flows from financing activities:
Proceeds from stock options exercised	5,392	15

Net cash provided by financing activities	5,392	15

Net change in cash and cash equivalents	(8,428)	(12,755)
Cash and cash equivalents at the beginning of the period	36,120	59,527

Cash and cash equivalents at the end of the period	$27,692	$46,772

Contacts

IonQ Investor Contact:

Michael Bowen and Ryan Gardella

IonQIR@icrinc.com

IonQ Media contact:

Mission North

ionq@missionnorth.com

dMY III Investor Contact:

Niccolo de Masi

dMY Technology Group, Inc. III

niccolo@dmytechnology.com

310-600-6667

dMY III Media Contact:

ICR Inc.

dmypr@icrinc.com